UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539 and 333-211011) and Form F-3 (File No. 333-198758).

Sequans Communications S.A. (the “Company”) hereby announces that at the combined ordinary and extraordinary meeting of shareholders held on June 28, 2016, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the attached Agenda, with the exception of the 16th proposal to approve a capital increase reserved for employees.  The results are in line with the recommendations that were made by the Board of Directors.
American Depositary Shares representing 31,905,095 ordinary shares of the Company, and 143,000 ordinary shares, together representing 32,048,095 ordinary shares in total (54.0% of the ordinary shares outstanding as of the record date), were voted at the meeting.
James Patterson, member of the board of directors since June 2011, did not stand for re-election at the end of his three-year term, and is no longer a member of the board.  Alok Sharma and Dominique Pitteloud were re-elected to the board.  Richard Nottenburg was elected as a new member of the board.  Mr. Nottenburg, age 62, is a business consultant and tech investor. He was president, CEO, and a member of the board of directors of Sonus Networks, Inc. from 2008 through 2010 and before that was executive vice president, chief strategy officer and chief technology officer at Motorola, Inc. from 2004 to 2008.  More recently, he served on the boards of Aeroflex Holding Corp. (2010 to 2014), and PMC-Sierra, Inc. (2011-2016), and today serves on the boards of Violin Memory, Inc., where he is chairman and member of the compensation and corporate governance/nominating committees, and Verint Systems Inc., where he is chairman of the compensation committee.  Mr. Nottenburg holds a BSEE in electrical engineering from the Polytechnic Institute of NY, a MSEE in electrical engineering from Colorado State University and a Ph.D. in electrical engineering from the École Polytechnic Federal de Lausanne.  Mr. Nottenburg beneficially owns 500,000 of the Company’s ordinary shares, either directly or in the form of ADSs.

Sequans Communications S.A.
Agenda – Combined Ordinary and Extraordinary Meeting of Shareholders
June 28, 2016

Ordinary Matters
1.	Approval of the statutory financial statements for the year ended December 31, 2015
2.	Approval of the consolidated accounts for the year ended December 31, 2015
3.	Appropriation of net loss for the year ended December 31, 2015
4.	Agreements within the scope of Article L. 225-38 of the French Commercial Code
5.	Approval of the compensation plan for non-executive directors
6.	Renewal of Mr. Alok Sharma as director
7.	Renewal of Mr. Dominique Pitteloud as director
8.	Appointment of Mr. Richard Nottenburg as director

Extraordinary Matters
9.
Subject to the condition precedent that the renewals of Messrs. Alok Sharma and Dominique Pitteloud and the appointment of Mr. Richard Nottenburg are approved, issuance of 140,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, and Mr. Yves Maître; powers to be granted to the Board of Directors

10.
Authorization given to the Board of Directors to grant stock subscription options, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

11.
Authorization granted to the Board of Directors to issue stock subscription warrants, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

12.
Authorization granted to the Board of Directors to issue restricted free shares, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

13.	Setting an overall ceiling of 1,000,000 for issues of stock subscription options, stock warrants and restricted free shares
14.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €400,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

15.	Decision in the scope of Article L. 225-248 of the French Commercial Code
16.
Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

17.	Powers and formalities required for the meeting to be official

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 28, 2016	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer